                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                          PUBLIX SUPER MARKETS, INC.
                      ------------------------------------
                                (Name of Issuer)

                                Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                     None
                      ------------------------------------
                                 (CUSIP Number)

                      December 10, 1999, December 31, 1999
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


         *The remainder if this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.    None                                           Page  2  of  5 Pages
          ----------                                             ---    ---



1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Carol J. Barnett  ###-##-####


2        Check the Appropriate Box if A Member of a Group*


                                                                       (a) ---

                                                                       (b) ---

3        SEC Use Only

4        Citizenship or Place of Organization

         United States

Number of
Shares                        5     Sole Voting Power                      610
Beneficially
Owned By                      6     Shared Voting Power             11,840,708
Each
Reporting                     7     Sole Dispositive Power                 610
Person
With                          8     Shared Dispositive Power        11,840,708


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         11,841,318

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row 9

         5.48%

12       Type of Reporting Person*

         IN

                                  SCHEDULE 13G

CUSIP No.    None                                          Page  3  of  5 Pages
          ----------                                            ---    ---

Item 1(a).        Name of Issuer:

                  Publix Super Markets, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1936 George Jenkins Boulevard, Lakeland, FL  33815

Item 2(a).        Name of Person Filing:

                  Carol J. Barnett

Item 2(b).        Address of Principal Business Officer or, if None, Residence:



Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  None

Item 3.

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.  Ownership
------------------

                  Information   regarding  ownership  of  common  stock  of  the
                  Company:

                  (a)  Amount beneficially owned:  11,841,318

                  (b)  Percent of class:  5.48%

                  (c)  Number of shares as to which the person has:

                       (i)   Sole power to vote or direct the vote:  610

                       (ii)  Shared power to vote or to direct the vote:
                             11,840,708

                       (iii) Sole power to dispose or direct the disposition of:
                             610

                       (iv) Shared power to dispose or to direct the disposition of: 11,840,708

                                  SCHEDULE 13G

CUSIP No.    None                                           Page  4  of  5 Pages
          ----------                                             ---    ---

         As of December 10, 1999, Carol J. Barnett was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Act") of a total of 11,840,708 shares of the Company's common stock, or approximately 5.48% thereof. Changes that occurred prior to such date and since the filing of the fifth amendment to the initial statement are reflected on Schedule 1 attached hereto.

         On December 10, 1999, for personal planning reasons, Carol J. Barnett created the Carol J. Barnett 1999 Irrevocable Trust (the "Carol J. Barnett Trust"), and transferred 10,614,033 shares of the Company's common stock held directly in her individual name to Wilmington Trust Company (Delaware), as Trustee of the Carol J. Barnett Trust. On the same date, Carol J. Barnett and her husband Hoyt. R. Barnett, as General Partners of the Barnett Family Limited Partnership (the "Partnership"), created the Barnett FLP 1999 Irrevocable Trust (the "FLP" Trust) and transferred 1,226,675 shares of the Company's common stock held by the Partnership to Wilmington Trust Company (Delaware), as Trustee of the FLP Trust. Because the Trustee of each of the Carol J. Barnett Trust and the FLP Trust holds the sole voting and dispositive powers with respect to the shares held in the respective trusts, upon the transfers, Carol J. Barnett was the beneficial owner of only 610 shares, which she held as custodian for minor children.

         Under the terms of the each of the Carol J. Barnett Trust and the FLP Trust, the trusts automatically terminate on February 28, 2000 and at such time any assets then in the trusts (including any shares of the common stock of the Company) are to be distributed to the respective grantors. Accordingly, as of December 31, 1999, pursuant to Rule 13d-3(d)(1) under the Act, Carol J. Barnett again became the beneficial owner of the shares held in the Trusts and for this reason is shown as having shared voting and dispositive powers with respect to the shares although she has no power to vote or dispose of the shares at the present time.

Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

         During the period between December 10, 1999 and December 31, 1999, Carol J. Barnett was the beneficial owner of less than five percent of the Company's common stock. See the discussion in Item 4 above.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

         Income and other earnings of the Barnett Family Limited Partnership (the "Partnership") (including that derived from dividends paid on the Company's common stock and proceeds from any sales thereof) may be distributed to the partners of the Partnership in accordance with the terms of the Partnership Agreement of the Partnership. Any dividends paid on, and any proceeds from the sale of, the Company's common stock held by Carol J. Barnett as custodian for minor children may be distributed to or otherwise used for the benefit of such children.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company
         --------------------------------------------------------

         Not applicable.

                                  SCHEDULE 13G

CUSIP No.    None                                          Page  5  of  5 Pages
          ----------                                            ---    ---

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

         Not applicable.

Item 10.  Certifications
------------------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  February 11, 2000


                                          /s/ Carol J. Barnett
                                          -------------------------------
                                              Carol J. Barnett

                                  Schedule 1


                       Shares owned by Carol J. Barnett


         Shares      Shares            Price
Date    Acquired    Disposed of   (if applicable)    Description of Transaction
----    --------    -----------   ---------------    --------------------------

Mar-99                104,000           $46.50       sale
Mar-99                  4,300                        gift
Nov-99                 20,000                        gift
Nov-99                    449                        gift
Mar-99                  5,377                        distribution from Barnett
                                                     L.P. to certain partners
Nov-99                  3,933                        distribution from Barnett
                                                     L.P. to certain partners




                      Shares owned by the Barnett Children
                            Carol J. Barnett as Custodian

          Shares      Shares           Price
Date     Acquired    Disposed of  (if applicable)     Description of Transaction
----     --------    -----------  ---------------     --------------------------

Nov-99     110                                        gift
